PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : 5/ΔΙ : 33/16-1-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Mr. Dimitris Maniatakis after two years as Managing Director and member of the board of the Power Public Corporation decided to resign.

During today's meeting the Board of Directors was informed about his decision, accepted it and thanked him for his work.

Due to mr. Maniatakis decision, the Board of Directors decided to call for a General Meeting of the majority shareholders in order to elect the new Managing Director. Until then, and according to the company's statutes, the managing director's duties will be exercised by the President mr. Constantine A. Kyriacopoulos.

During the Board of Directors meeting mr. Kyriacopoulos mentioned that mr. Maniatakis service was of great importance for the corporation, as he reinforced co-operativeness and reliance, setting the ground and the main guidelines for the years ahead.

Mr. Dimitris Maniatakis will remain at the Public Power Corporation, according to a relevant decision by the Board of Directors, while his exact duties will be defined soon by a new decision of the Board of Directors, for the coordination and the development of the group's companies especially with respect to its international activities.

Athens 16-1-2007